

DIVISION OF
CORPORATION FINANCE

May 31, 2012

<u>Via E-mail</u>
Mr. Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005

> **RE:**   **Gerdau S.A.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 23, 2012**
> **File No. 1-14878**

Dear Mr. Schirmer:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2011</u>

<u>Operating and Financial Review and Prospects, page 47</u>

<u>Liquidity and Capital Resources, page 64</u>

<u>General</u>

1. We note that you have significant foreign operations and, as disclosed on page 13 of your filing, on December 31, 2011, you held R\$ 991 million in cash equivalents and short-term investments denominated in currencies different from the Brazilian real. Please expand your liquidity discussion to disclose this fact and address the following in future filings:
    - Please also discuss whether your current plans demonstrate a need to transfer cash balances to fund operations in other countries and what tax implications there are, if any; and

- Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including the Brazilian real. Please also explain the implications of any such restrictions upon your liquidity.

Please show us supplementally what your revised disclosure will look like. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Cash Flow, page 64

2. In 2011, net cash from operating activities decreased 58.7% in relation to 2010. This reduction resulted mainly from increased investments on trading securities, due to your capital increase in April 2011. You have listed only one component that impacted your cash flows from operations in 2011. In future filings, please expand this disclosure to discuss the underlying reasons for changes in your working capital components, with specific discussions for accounts receivables, inventories, trade accounts payable and other receivables, as applicable. Given the impact of the changes in your accounts receivable and inventories, please also consider whether a discussion of financial measures such as days sales outstanding and days sales in inventory would be relevant to a reader of your financial statements. Please revise your disclosure for all periods presented. Please show us supplementally what your revised disclosure will look like. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Change in Registrant's Certifying Accountant, page 125

3. You indicate that the replacement of Deloitte by PwC was approved by your Board of Directors and Audit Committee on December 9, 2011. Please tell us when PwC was engaged as your new independent auditor. If PwC was engaged subsequent to December 31, 2011, please amend your Form 20-F for the year ended December 31, 2011 to include the following:
- Disclose the engagement date of PwC; and
- Disclose that you did not consult with PwC during the fiscal year ended December 31, 2011 and December 31, 2010 and any subsequent interim period prior to the engagement date.

Refer to Item 16F 9(a)(2) of Form 20-F.

Financial Statements

Statements of Changes in Equity, page F-7

4. Within your 2011 stockholders' equity activity, you indicate that the effects of interest changes in subsidiaries on non-controlling interests were $721,261. Please tell us and revise future filings to discuss the nature of the transaction(s) that resulted in the increase in your non-controlling interests due to the effects of interest changes in subsidiaries.

Note 17 – Provision For Tax, Civil and Labor Claims, page F-61

II) Non Accrued Contingent Liabilities, page F-61

a) Tax contingencies, page F-61

5. Under a.4 and a.5 of your tax contingencies on page F-62, you concluded that an accounting provision was not made for these demands, since its probability for loss is classified as possible, but not probable. Please provide us a more robust discussion about each of these tax contingencies related to your social contribution tax and disallowance of the deductibility of goodwill. Please specifically tell us your basis for concluding that these tax contingencies were only possible, but not probable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Terence O'Brien for

Rufus Decker
Accounting Branch Chief